Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174-1101

Facsimile	Direct Dial Number
(888) 225-3469	(212) 818-8675
E-Mail
plucido@graubard.com

September 15, 2017

J. Nolan McWilliams, Esq.

Attorney - Advisor

Office of Transportation and Leisure

Mail Stop 3561

Securities and Exchange Commission

Washington, D.C. 20549

Re:	CPI Aerostructures, Inc.
Registration Statement on Form S-3
Filed: August 22, 2017
File No. 333-220090

Dear Mr. McWilliams:

On behalf of CPI Aerostructures, Inc. (“Registrant”), we respond as follows to the Staff’s comment letter, dated September 14, 2017, relating to the above-captioned Registration Statement (“Registration Statement”).

For the Staff’s convenience, we have recited the Staff’s comment and provided Registrant’s response immediately thereafter.

General

1.	Please advise whether you believe you are eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. If so please provide us with your basis for that conclusion. If you do not meet that public float requirement and intend to rely instead upon General Instruction I.B.6 of Form S-3, please revise to include the information required by Instruction 7 on the prospectus cover page.

Registrant is eligible to conduct a primary offering pursuant to General Instruction I.B.1 of Form S-3. The aggregate market value of Registrant’s common equity held by non-affiliates, computed by use of the price at which Registrant’s common equity was last sold as of a date within 60 days prior to the date of filing of the Registration Statement, is $75 million or more.

Securities and Exchange Commission
September 15, 2017

Below is the calculation of the aggregate market value of Registrant’s common equity held by non-affiliates on the date of filing of the Registration Statement.

Number of shares of Registrant’s common equity outstanding	8,846,818
Number of shares of Registrant’s common equity held by affiliates	-985,165
Number of shares of Registrant’s common equity held by non-affiliates	7,861,653

The last sale price of Registrant’s common equity in the principal market for the common equity on July 24, 2017 (date within 60 days prior to the date of filing of the Registration Statement) was $10.00/share.

The aggregate market value of Registrant’s common equity held by non-affiliates on the date of filing of the Registration Statement is $78,616,530 (7,861,653 shares of common equity held by non-affiliates x $10.00/share).

* * * * * *

If you have any questions, please do not hesitate to contact me at the above e-mail address or telephone or facsimile numbers.

Sincerely,

/s/ Paul Lucido

Paul Lucido

cc:	Douglas McCrosson
Vincent Palazzolo